EXHIBIT 3.4

Opti-Harvest, Inc.

1801 Century Park East, Suite 520

Los Angeles, California 90067

May 6, 2022

Re: Amendment No. 1 to Senior Convertible Promissory Note

Dear Investor:

Reference is made to that certain offering (the “Offering”) of securities between September 23, 2021 and October 15, 2021, pursuant to which Opti-Harvest, Inc., a Delaware corporation (the “Company”), offered and sold approximately $3,591,235 of Senior Convertible Promissory Notes (the “Notes”) and warrants (the “Warrants”) to purchase that number of shares of common stock into which the Notes are convertible. Each Warrant is exercisable at a price equal to 115% of our initial public offering price.

Section 6 of the Notes states:

6. Maturity Date. This Note shall become due and payable in lawful money of the United States of America, and in any event the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be due on earlier of (i) the consummation of the first underwritten public offering (the “IPO”) of Obligor pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale by Obligor of not less than $10,000,000 of its equity securities, as a result of or following which Obligor shall be a reporting issuer under the Securities and Exchange Act of 1934, as amended, and its common stock (the “Common Stock”) shall be listed on the Nasdaq Stock Market, and (ii) December 15, 2021.

This letter agreement amends Section 6 of the Notes to change date “December 15, 2021” to “June 15, 2022”, in consideration for the issuance of shares of common stock to the holders of the Notes at a rate of 0.05666666288 shares of common stock of the Company for each $1.00 of Principal, as such term is defined in the Notes, a holder of the Notes invested in the Company pursuant to the Offering. For example, if an investor invested $1,000,000 in the Offering, then such investor would receive 56,667 shares of common stock for agreeing to extend the date “December 15, 2021” in Section 6 of the Note to “June 15, 2022”. Any fractional shares as result of this issuance will be rounded up to the nearest whole share.

Except as specifically set forth herein, the Notes shall remain in full force and effect and shall not be waived, modified, superseded or otherwise affected by this letter agreement. This letter agreement is not to be construed as a release, waiver or modification of any of the terms, representations, warranties, covenants, rights or remedies set forth in the Note, except as specifically set forth herein.

If the foregoing accurately sets forth your understanding concerning this matter, please acknowledge your concurrence by signing this letter agreement in the space indicated below and e-mailing it back to me at shandy@opti-harvest.com.

Section 7 of the Note and Warrant Purchase Agreement executed in connection with the Offering states, in relevant part, that “[a]ny provision of this Agreement and the Notes may be amended, waived or modified only upon the written consent of the Company and a Majority in Interest of Investors….” Accordingly, I will notify the holders of the Notes that the majority interest threshold has been met as such time as the Company has received the signatures of a majority interest in the Notes.

Please contact me at shandy@opti-harvest.com or ____________ with any questions.

Sincerely,

OPTI-HARVEST, INC.

By:
Name:	Steve Handy
Title:	Chief Financial Officer

Accepted and Agreed:

Name of Holder of Note: ____________________

Signature: _________________________________

Print Name Person

Signing for Entity (if applicable): ____________________

Title (if signing for an entity): ___________________

Date: _________________, 2022

2